Exhibit 99.1

Westport Reports First Quarter Fiscal 2014 Financial Results

~ First Quarter Revenue Up 39% Year over Year; Step Change Improvement in Westport Operating Business Units' Adjusted EBITDA ~

VANCOUVER, May 1, 2014 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems, today reported financial results for the first quarter ended March 31, 2014 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Highlights include:

Revenue & Net Results

•	Westport revenue, excluding joint ventures' revenues, for the quarter ended March 31, 2014 was $41.9 million compared with $30.1 million for the same period last year, an increase of 39%.
•	Joint venture segment revenue for the quarter ended March 31, 2014 was $80.1 million for Cummins Westport Inc. (CWI), an increase of 79% over the same period last year; and $113.4 million for Weichai Westport Inc. (WWI), an increase of 7% over the same period last year.
•	Westport consolidated net loss and net loss per share for the quarter ended March 31, 2014 decreased to $23.9 million and $0.38, respectively, from $31.8 million, and $0.57, respectively in 2013.

Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)

•	For the quarter ended March 31, 2014, Westport reported an Adjusted EBITDA loss from operations of $1.6 million compared with an Adjusted EBITDA loss from operations of $8.7 million for the quarter ended March 31, 2013, an improvement of approximately 81% year-over-year.
•	For the quarter ended March 31, 2014, Westport reported a consolidated Adjusted EBITDA loss of $22.1 million for the Company, compared with a loss of $26.3 million in the prior year period.

As previously announced, Westport re-organized its business in 2013 to take advantage of the shift by original equipment manufacturers (OEMs) to develop natural gas vehicle products in-house. Westport's operating business units have the goal of achieving positive Adjusted EBITDA from operations by the end of 2014. The $1.6 million loss is a step change in Adjusted EBITDA, which has averaged about a $9.4 million loss per quarter for the past eight quarters. This has been achieved through significant organizational efficiencies, product portfolio optimization and cost reductions.

Increased Product Volumes / Revenue:

•	For the quarter ended March 31, 2014, On-Road Systems revenue increased by 277% to $17.7 million compared with $4.7 million in the same period last year due primarily to the addition to revenue from acquired organizations, BAF Technologies (BAF) and its subsidiary, ServoTech Engineering, Inc. (ServoTech), shipment of Westport iCE PACK™ liquefied natural gas (LNG) Tank Systems, and increased sales of Volvo cars with Westport bi-fuel systems.
•	For the quarter ended March 31, 2014, CWI revenue increased by 79% to $80.1 million on 2,480 units, compared with $44.7 million on 1,313 units in the same period last year.
•	For the quarter ended March 31, 2014, WWI revenue increased by 7% to $113.4 million on 9,172 units, compared with $105.9 million on 8,529 units in the same period last year.

Reducing Costs and Prioritizing Investments

•	Cash used in the quarter ended March 31, 2014 was $26.7 million, including a one-time payment to Clean Energy Fuels Corp. of $5.0 million for a previously announced joint marketing and sales program related to the acquisition of BAF and its subsidiary, ServoTech, in June 2013. This is compared with $26.9 million for the quarter ended December 31, 2013. Westport is continuing to focus on cost reduction initiatives and management of Westport's investment programs.
•	Westport is co-investing with OEMs to develop a portfolio of new natural gas vehicle technologies and related systems and components. Since 2012, Westport has invested $214.9 million into various programs, including trucking, automotive, and off-road applications, as well as advanced engineering and capital expenditures. These are investments with 3 to 5 year development cycles from the start of development to product sales. Westport is carefully managing the programs and allocating capital to products and technologies designed to deliver high margin returns in the future.

Business Highlights

•	Westport and Delphi Automotive are combining their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs, establishing Westport high pressure direct injection (Westport™ HPDI) as the leading natural gas technology platform for heavy-duty engine applications. The family of injectors to be developed will be one of the core components of Westport™ HPDI 2.0 fuel system. Delphi and Westport plan to ramp production capacity to 100,000 HPDI injectors per year by 2018.
•	Westport and Weichai launched final customer validation units of the next generation Westport™ HPDI 2.0 on the Weichai Westport WP12 engine platform; and initiated development of the 10 litre Weichai Westport WD10 engine with Westport HPDI 2.0. The current generation Weichai Westport WD10 and WP12 natural gas engines, using lean burn spark ignited technology, account for about 75 percent of WWI's engine unit sales. With the strong demand for natural gas engines in China, WWI is expanding its manufacturing capacity to 100,000 engines per year by the end of 2014.
•	Westport received California Air Resources Board (CARB) certification for its 2014 model year Westport WiNG™ Ford F-150 3.7L pickup truck with the dedicated compressed natural gas (CNG) system.
•	Westport received Environmental Protection Agency (EPA) certification for its 2015 model year Ford F-250 and F-350 super duty trucks with the Westport WiNG™ bi-fuel CNG system.
•	Westport and Tata Motors Limited launched a new spark-ignited (SI) natural gas 3.8L turbocharged engine featuring the Westport WP580 Engine Management System (EMS). Westport also unveiled its newest proprietary technology, Westport gas enhanced methane diesel (Westport GEMDi™) targeted for medium-duty trucks and buses in India.
•	Westport and Universal LNG has signed an agreement to develop a range of LNG portable power units for a diverse range of applications. Westport will initially develop two water pump units powered by the Westport™ 2.4L industrial power unit or a low cost natural gas 7L engine platform, fitted with the Westport WP580 EMS for larger applications, and integrated with the Westport iCE PACK LNG Tank System to supply the fuel. The power unit is design protected to meet future requirements of Universal LNG's customers in marine transit, utility, power generation and tractor applications. Upon successful completion of the development phase, Westport expects to build and supply units for a large scale trial in the U.S. and Asia Pacific markets.
•	Westport is developing an advanced, durable, and fuel efficient 3.8L industrial engine, designed to operate on either natural gas or liquefied petroleum gas (LPG). This new industrial product is based on Hyundai Motor Company's 3.8L automotive engine and is targeted for use in industrial applications such as forklift, oil & gas, power generation, and construction equipment. The engine will feature a multi-point fuel injection system designed and manufactured by Westport, and the Westport WP580 EMS. With the new 3.8L engine, Westport expects to broaden its market opportunity and engage new OEMs in the mobile and stationary industrial markets. The engine is expected to meet EPA and CARB emissions standards.

"We have made a step change this quarter with Westport revenue growth of 39% year-over-year and significant improvement on Adjusted EBITDA from operations, from an average loss of approximately $9.4 million to a $1.6 million loss," said David Demers, CEO of Westport. "We are on track to achieve positive Adjusted EBITDA from operations by the end of 2014 by continuing to increase sales, shipping committed products, and applying cost and margin discipline. At the same time, we are confident that our investment projects will deliver shareholder value as these products come to market."

"In China, Weichai Westport sold more than 9,100 units in the quarter and recorded $113 million in revenue, 8% and 7% higher than the same period last year. As announced earlier this week, we are excited that Weichai will be the first OEM delivering HPDI 2.0 technology to the market. The WP12 engine is China's first engine featuring Westport HPDI technology, delivering the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. Furthermore, we have agreed to develop the 10 litre Weichai Westport WD10 engine with Westport HPDI 2.0, with product availability planned for 2016. We are very pleased to continue to work with Weichai to lead this energy transition in China."

"We have a comprehensive product investment program, collaborating with key global OEMs to launch major new products, resulting in increased sales while reducing investment expenses over the next several years. At the same time, we are continuing to reduce our operating costs and prudently manage our cash flow. The income from our joint ventures and service revenue are expected to cover our corporate costs and investment programs."

"Energy transitions are difficult to accomplish, but with the technologies, resources, and capabilities we have, we are confident that we will benefit from this transition."

Financial Outlook for 2014 and Path to Profitability
Westport expects revenue to be between $175 million and $185 million for the year ended December 31, 2014, which represents growth of 7 to 13% over 2013.

As Westport shifts from market creation work to a full commercial operation and profitability, Westport has announced two interim financial milestones. Westport's first milestone is to have its three operating business units combined to achieve positive Adjusted EBITDA by the end of 2014. Westport's second milestone is to have the Company report consolidated positive Adjusted EBITDA by the end of 2015, driven by contributions from Westport's operating business units, Westport's share of net income (loss) from the joint ventures, and service revenue earned from Westport's development partners.

First Quarter 2014 Financial Highlights

	Three Months Ended March 31,		% Change Better/(Worse)
($ in millions, except per share amounts)	2014	2013
Consolidated revenues	$ 41.9	$ 30.1	39%
Consolidated gross margin	12.3	8.1	52%
Consolidated gross margin percentage	29.4%	26.9%	-
Operating expenses (Research and development, and selling, general and administrative)	39.3	39.5	1%
(Loss) Income from unconsolidated joint ventures	(0.4)	1.7	(124%)
Consolidated Adjusted EBITDA (The reconciliation of Adjusted EBITDA is described below)	(22.1)	(26.3)	16%
Cash and short-term investments balance	183.9	173.9	6%
Net loss	(23.9)	(31.8)	25%
Net loss per share	(0.38)	(0.57)	33%
•	The increase in gross margin percentage for the quarter ended March 31, 2014 is due primarily to sales of higher margin product such as the Westport WiNG™ System and service revenue.
•	Research and development expenses were $21.0 million for the quarter ended March 31, 2014, compared with $20.4 million in the same period last year.
•	Selling, general and administrative expenses were $18.3 million for the quarter ended March 31, 2014, a decrease of $0.8 million from $19.1 million in the same period last year. The decrease year over year is primarily due to cost reduction initiatives.

Operating Business Unit Highlights

Business Units Adjusted EBITDA*

	Three Months Ended
($ in millions)	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Applied Technologies	$ 0.1	$ 1.6	$ 2.1	$ 2.8
On-Road Systems	(1.2)	(6.9)	(6.8)	(8.6)
Off-Road Systems	(0.5)	(3.1)	(3.9)	(3.1)
Total Operating Business Units Adjusted EBITDA	(1.6)	(8.4)	(8.6)	(8.9)

*Adjusted EBITDA reconciliation is described below.

Applied Technologies

•	Applied Technologies revenue for the quarter ended March 31, 2014 decreased 6% to $21.9 million compared with $23.3 million in the prior year period primarily due to the weakness in certain markets, particularly Italy, offset by continued growth in China.
•	Applied Technologies gross margin and gross margin percentage for the quarter ended March 31, 2014 decreased to $5.6 million and 25.6%, respectively, compared with $6.7 million and 28.8%, respectively, in the prior year period primarily due to mix of products.
•	Applied Technologies operating expenses for the quarter ended March 31, 2014 increased by $1.3 million to $6.1 million compared to the prior year period primarily related to higher research and development costs for new products.

On-Road Systems

•	On-Road Systems revenue for the quarter ended March 31, 2014 increased by 277% to $17.7 million compared with $4.7 million in the same period last year due primarily to the addition of revenue from acquired organizations, BAF and its subsidiary, ServoTech, shipment of Westport iCE PACK LNG Tank systems, and increased sales of Volvo cars with Westport bi-fuel systems.
•	On-Road Systems gross margin and gross margin percentage for the quarter ended March 31, 2014 increased to $5.5 million and 31.1%, respectively, from $0.2 million and 4.3%, respectively. The increase is primarily due to economies of scale as a result of higher shipments and product mix.
•	On-Road Systems operating expenses for the quarter ended March 31, 2014 decreased by $2.1 million to $7.1 million compared to the prior year period due primarily to reduced expenses related to changes in operating structure, consolidation of facilities, and exiting production of the first generation of Westport™ HPDI system.

Off-Road Systems

•	Off-Road Systems revenue for the quarter ended March 31, 2014 increased by 18% to $1.3 million compared with $1.1 million in the prior year period.
•	Off-Road Systems operating expenses decreased by $2.2 million to $0.8 million for the quarter ended March 31, 2014 primarily due to cost reduction initiatives.

Cummins Westport Inc. Highlights

	Three Months Ended March 31,		% Change Better/(Worse)
($ in millions)	2014	2013
Units	2,480	1,313	89%
Revenue	$ 80.1	$ 44.7	79%
Gross margin	7.6	12.3	(38%)
Gross margin percentage	9.5%	27.5%	-
Gross margin percentage excluding warranty adjustments	28.2%	36.0%	-
Operating expenses	9.7	10.8	10%
Segment operating (loss) income	(2.1)	1.5	(240%)
Net (loss) income to Westport	(0.8)	0.8	(200%)
•	CWI engine shipments for the quarter ended March 31, 2014 increased by 89% to 2,480 units compared with 1,313 units in the prior year period. The yearly volumes in North America increased by 102% driven by higher sales in all segments particularly truck applications, up 223%, as a result of the launch of the ISX12 G. The ISX12 G has been performing to expectations and has been well received. CWI quarterly volumes in the international market also increased by 48% as a result of large deliveries for fleets in regions such as China and South America.
•	Gross margins in the first quarter of 2014 and 2013 were impacted by adjustments to warranty of $15.0 million and $3.8 million, respectively, and the gross margin percentage excluding these adjustments would have been 28.2% and 36.0% in 2014 and 2013, respectively. The majority of warranty adjustments are associated with the Cummins Westport 8.9L ISL G.
•	The decrease in CWI operating expenses were primarily driven by lower research and development expenses as a result the launch of the Cummins Westport ISX12 G last year and cost management initiatives.
•	CWI's net loss attributable to Westport was $0.8 million, compared with $0.8 million income in the prior year period. Excluding the warranty impact, CWI's net income attributable to Westport would have been $4.1 million.

Weichai Westport Inc. Highlights

	Three Months Ended March 31,		% Change Better/(Worse)
($ in millions)	2014	2013
Units	9,172	8,529	8%
Revenue	$ 113.4	$ 105.9	7%
Gross margin	6.3	7.0	(10%)
Gross margin percentage	5.6%	6.6%	-
Operating expenses	4.6	3.7	(24%)
Segment operating income	1.7	3.3	(48%)
Westport's 35% interest	0.5	1.0	(50%)
•	Gross margin decreased $0.7 million or 10% in the quarter ended March 31, 2014 due primarily to competitive product mix.
•	Operational expenses increased by $0.9 million for the three months ended March 31, 2014 due primarily to increased product development costs related to new products, facilities and support costs associated with continued growth of this business.
•	For the quarter ended March 31, 2014, WWI increased volume by 8% compared to the same period last year.

Non-GAAP Financial Measure; Adjusted EBITDA Results
Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit's ability to generate sustained cash flows. Westport defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other unusual adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes Westport's share of income (loss) from the joint ventures (JVs). The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles (U.S. GAAP) and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing Westport's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect Westport's actual cash expenditures. Other companies may calculate similar measures differently than Westport, limiting their usefulness as comparative tools. Westport compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA only supplementally.

	Three Months Ended March 31,
	2014	2013
Net loss	$ (23.9)	$ (31.8)
Provision for income taxes	-	0.3
Depreciation and amortization	4.3	3.6
Interest expense, net	0.8	1.2
Non-cash and other unusual adjustments	0.9	-
Amortization of stock-based compensation	4.7	3.4
Unrealized foreign exchange (gain) loss	(8.9)	(3.0)

Adjusted EBITDA	$ (22.1)	$ (26.3)

For the three months ended March 31, 2014
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation and non-cash adjustments	Adjusted EBITDA
Operating Business Units	$ (2.7)	$ -	$ 1.1	$ (1.6)
Corporate and Technology Investments	(24.3)	(0.4)	4.2	(20.5)

For the three months ended December 31, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units*	$ (9.5)	$ -	$ 1.1	$ (8.4)
Corporate and Technology Investments	(20.4)	3.5	2.1	(14.8)
*Excluding non-cash and other unusual adjustments related to the first generation of WestportTM HPDI systems.

For the three months ended September 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.9)	$ -	$ 2.3	$ (8.6)
Corporate and Technology Investments	(16.0)	3.7	1.4	(10.9)

For the three months ended June 30, 2013
		Adjustments
($ in millions)	Segment operating income (loss)	Westport's Share of Income from the JVs	Stock-based compensation	Adjusted EBITDA
Operating Business Units	$ (10.8)	$ -	$ 1.9	$ (8.9)
Corporate and Technology Investments	(25.7)	4.6	2.2	(18.9)

Outlook
This press release includes financial outlook information for Westport and such information is being provided for the purpose of updating prior revenue disclosure and may not be appropriate for, and should not be relied upon for, other purposes.

Financial Statements & Management's Discussion and Analysis
To view Westport's full financials for the quarter ended March 31, 2014, please visit www.westport.com/company/investors/financial.

Supplementary Financial Information
To view unaudited historical financial information, please point your browser to the following link: www.westport.com/company/investors/financial. Westport is providing this supplement as a guide to Westport's financial information in a quick reference format and it should be read in conjunction with Westport's full financials for the quarter ended March 31, 2014 and Westport's full financials for the year ended December 31, 2013.  The Supplementary Financial Information contains previously undisclosed quarterly unaudited historical financial information based on the most recent reporting structure that was implemented in the fourth quarter of 2013 and is being provided in order to allow readers to better reconcile such information with the prior reporting structure.

Live Conference Call & Webcast
Westport has scheduled a conference call for today, Thursday, May 1, 2014 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/company/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until May 8, 2014. Shortly after the conference call, the webcast will be archived on Westport website and replay will be available in streaming audio, a downloadable MP3 file, and a slidecast.

About Westport Innovations Inc.
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

This press release contains forward-looking statements, including statements regarding the anticipated timing for Westport's operating business units and consolidated business to be Adjusted EBITDA positive, revenue expectations, growth in core markets, production capacity for HPDI injectors, the effect of the recent reorganization and restructuring of our business, timing for launch, delivery  and completion of milestones related to the products referenced herein, including but not limited to the Weichai Westport WD10 engine, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  operating expenses, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 01-MAY-14